UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 March 2021
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-254751, 333-254751-01 AND 333-254751-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-253287) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333- 254578) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries
Form 6-K for the period ended 31 March 2021(a)

		Page
1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-March 2021(b)	3-15, 28-34, 35-39

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-March 2021	16-27

3.	Legal proceedings	35

4.	Cautionary statement	40

5.	Capitalization and Indebtedness	41

8	Signatures	42
(a)In this Form 6-K, references to the first quarter 2021 and first quarter 2020 refer to the three-month periods ended 31 March 2021 and 31 March 2020 respectively.
(b)This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in bp’s Annual Report on Form 20-F for the year ended 31 December 2020.

Group results first quarter 2021

Performing while transforming

Financial summary	First	First
	quarter	quarter
$ million	2021	2020
Profit (loss) for the period attributable to bp shareholders	4,667	(4,365)
Inventory holding (gains) losses*, before tax	(1,730)	4,884
Taxation charge (credit) on inventory holding gains and losses	388	(1,147)
Replacement cost (RC) profit (loss)*	3,325	(628)
Net (favourable) adverse impact of adjusting items*(a), before tax	(696)	1,364
Taxation charge (credit) on adjusting items	1	55
Underlying RC profit*	2,630	791
Operating cash flow*	6,109	952
Capital expenditure*	(3,798)	(3,861)
Divestment and other proceeds(b)	4,839	681
Net issue (repurchase) of shares	—	(776)
Finance debt	66,123	69,117
Net debt*(c)	33,313	51,404
Announced dividend per ordinary share (cents per share)	5.25	10.50
Profit (loss) per ordinary share (cents)	22.99	(21.63)
Profit (loss) per ADS (dollars)	1.38	(1.30)
Underlying RC profit per ordinary share* (cents)	12.95	3.92
Underlying RC profit per ADS (dollars)	0.78	0.24
(a)Prior to 2021 adjusting items were reported under two different headings – non-operating items and fair value accounting effects*. See page 29 for more information.
(b)Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. Other proceeds were $675 million from the sale of a 49% interest in a controlled affiliate holding certain refined product and crude logistics assets onshore US in the first quarter 2021 and $170 million in relation to the sale of an interest in bp's New Zealand retail property portfolio in the fourth quarter 2020. There are no other proceeds in the first quarter 2020.
(c)See Note 8 for more information.

RC profit (loss), underlying RC profit (loss) and net debt are non-GAAP measures. Inventory holding (gains) losses and adjusting items are non-GAAP adjustments.
* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 35.

Highlights
Strong results and cash flow delivery

• Profit for the quarter attributable to bp shareholders was $4.7 billion, compared with a loss of $4.4 billion for the first quarter 2020.
• Underlying replacement cost profit* was $2.6 billion, compared with $0.1 billion for the previous quarter. This result was driven by an exceptional gas marketing and trading performance, significantly higher oil prices and higher refining margins. The underlying replacement cost profit for the first quarter 2020 was $0.8 billion.
•Operating cash flow* of $6.1 billion was underpinned by strong business performance, compared with $1.0 billion for the same period in 2020.
•Divestment and other proceeds were $4.8 billion in the quarter, including $2.4 billion from the divestment of a 20% stake in Oman Block 61 and $1.0 billion final instalment for the sale of the petrochemicals business. Divestment and other proceeds for the first quarter 2020 was $0.7 billion.

Net debt target achieved, $500 million share buybacks in the second quarter

• Finance debt at 31 March 2021 was $66.1 billion, compared with $69.1 billion a year ago.
•Net debt* reduced by $5.6 billion to reach $33.3 billion at the end of the quarter. Having reached $35 billion net debt, bp is now retiring this target and remains committed to maintaining a strong investment grade credit rating. Net debt at 31 March 2020 was $51.4 billion.
•bp is introducing an intent going forward to offset dilution from vesting of awards under employee share schemes through buybacks. Surplus cash flow* is now defined after the cost of buying back these shares.
•In addition, bp remains committed to returning at least 60% of surplus cash flow to shareholders through share buybacks, subject to maintaining a strong investment grade credit rating. In considering the quantum of buybacks, the board will take account of the cumulative level of, and outlook for, surplus cash flow with the intention to provide guidance on a quarter-forward basis while macro uncertainties remain.
•For 2021:
–In the second quarter, bp intends to offset the expected full-year dilution from the vesting of awards under employee share schemes through buybacks, at a cost of around $500 million.
–Subject to maintaining a strong investment grade credit rating, the board is committed to using 60% of surplus cash flow for buybacks, planning to allocate the remaining 40% to further strengthen the balance sheet and support our strong investment grade credit rating.
–During the first quarter, bp generated surplus cash flow after having reached its net debt target of $35 billion. During the second quarter, cash flow is expected to be impacted by the $1.2 billion pre-tax annual Gulf of Mexico oil spill payment, further severance payments and a smaller improvement in realized refining margins relative to the quarter to date rise in our RMM*. As a result of these factors we expect a cash flow deficit in the second quarter. See page 31 for the components of our sources of cash and uses of cash in the first quarter of 2021.
–In the second half of the year bp expects to generate surplus cash flow above an oil price of around $45 per barrel with an RMM of around $13 per barrel and Henry Hub of $3 per mmBtu.
–bp will provide an update on our third quarter buyback plans at the time of our second quarter results, taking into account the surplus cash flow in the first half of the year as well as the outlook for surplus cash flow.

Disciplined strategic progress

•Oil production & operations: in April in the Gulf of Mexico, the Argos platform for bp's Mad Dog 2 development arrived, on track for start-up in 2022, and bp announced the high-quality Puma West oil discovery.
•Customers & products: bp agreed to acquire a stake alongside Daimler and BMW in Digital Charging Solutions, a leading developer of digital charging software, and bp pulse announced the roll out of new EV-only ultra-fast charging hubs across the UK. bp also added further strategic convenience sites* to its network during the quarter.
•Gas & low carbon energy: bp and EnBW were selected as preferred bidder for UK offshore wind leases and bp completed formation of its US offshore wind partnership with Equinor. bp announced plans for the UK's largest blue hydrogen production facility in Teesside. Start of production from two new gas projects – Raven in Egypt and Satellite Cluster in India – was announced in April.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 40.

Financial results
bp announced a change in strategy and a new organizational model in 2020. From the start of 2021 we have also changed the way that we performance manage bp. From the first quarter of 2021, the group's reportable segments are gas & low carbon energy, oil production & operations, customers & products, and Rosneft.
In customers & products, as we respond to the energy transition, convenience and electrification are expected to form a greater proportion of our margins and to provide visibility we have provided further information on customers – convenience & mobility and products – refining and trading.
Customers – convenience & mobility includes our customer-focused businesses, spanning convenience and mobility, which includes fuels retail and next-gen offers such as electrification, as well as aviation, midstream, and Castrol lubricants. Products business includes refining and oil & oil products trading.
At 31 December 2020, the group's reportable segments were Upstream, Downstream and Rosneft. Comparative information for 2020 has been restated to reflect the changes in reportable segments. For more information see note 1 Basis of preparation - Change in segmentation.
In addition to the highlights on page 4:
–Divestment and other proceeds of $4.8 billion in the first quarter, compared with $0.7 billion in the same quarter of 2020, include $2.4 billion from the divestment of a 20% stake in Oman Block 61, $1.0 billion final instalment relating to the sale of the petrochemicals business and $0.7 billion from the sale of a 49% interest in a controlled affiliate holding certain refined product and crude logistics assets onshore US.
–The divestment of the stake in Oman Block 61 has resulted in a gain on disposal of $1.0 billion.
–Capital expenditure* in the first quarter was $3.8 billion, consistent with the $3.9 billion spend in the first quarter 2020 and higher than the $3.5 billion in the fourth quarter 2020. This includes payments of $0.7 billion following completion of the formation of the offshore wind joint venture with Equinor and a $0.3 billion payment in connection with our share of UK offshore wind leases in partnership with EnBW.
–Included in the operating cash flow* of $6.1 billion for the first quarter was $0.5 billion of cash flow relating to severance costs associated with the reinvent programme. Operating cash flow for the same period in 2020 was $1.0 billion.
–The effective tax rate (ETR) on the profit or loss for the first quarter was 25%, compared with 3% for the same period in 2020.The ETR on RC profit* for the first quarter was 26%, compared with 280% for the same period in 2020. Excluding adjusting items, the underlying ETR* for the first quarter was 30%, compared with 55% for the same period a year ago. The lower underlying ETR for the first quarter reflects changes in the geographical mix of profits, and an absence of charges for the reassessment of the recognition of deferred tax assets. ETR on RC profit or loss and underlying ETR are non-GAAP measures.
–A dividend of 5.25 cents per share was announced for the quarter.

Analysis of RC profit (loss)* before interest and tax and reconciliation to profit (loss) for the period

	First	First
	quarter	quarter
$ million	2021	2020
RC profit (loss) before interest and tax
gas & low carbon energy	3,430	1,070
oil production & operations	1,479	(179)
customers & products	934	664
Rosneft	363	(17)
other businesses & corporate	(678)	(566)
Consolidation adjustment – UPII*	13	178
RC profit before interest and tax	5,541	1,150
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(729)	(790)
Taxation on a RC basis	(1,254)	(1,008)
Non-controlling interests	(233)	20
RC profit (loss) attributable to bp shareholders	3,325	(628)
Inventory holding gains (losses)*	1,730	(4,884)
Taxation (charge) credit on inventory holding gains and losses	(388)	1,147
Profit (loss) for the period attributable to bp shareholders	4,667	(4,365)

Analysis of underlying RC profit (loss)* before interest and tax

	First	First
	quarter	quarter
$ million	2021	2020
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	2,270	847
oil production & operations	1,565	895
customers & products	656	921
Rosneft	363	(17)
other businesses & corporate	(170)	(432)
Consolidation adjustment – UPII	13	178
Underlying RC profit before interest and tax	4,697	2,392
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(581)	(668)
Taxation on an underlying RC basis	(1,253)	(953)
Non-controlling interests	(233)	20
Underlying RC profit attributable to bp shareholders	2,630	791
Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 8-15 for the segments.

Operating Metrics

Operating metrics	First quarter 2021	vs First quarter 2020
Tier 1 and tier 2 process safety events*	23	-3
Reported recordable injury frequency*	0.160	+8.1%
Group production (mboe/d)	3,268	-12.0%
upstream* production (mboe/d) (excludes Rosneft segment)	2,218	-14.0%
upstream unit production costs*(a) ($/boe)	7.36	+4.1%
bp-operated hydrocarbon plant reliability*	93.0%	0.0
bp-operated refining availability*	94.8%	-1.3
(a)Reflecting lower volumes.

Outlook & Guidance
Macro outlook
–The oil market is set to continue its rebalancing process. Global stocks are expected to decline and reach historical levels (in terms of days of forward cover) at the end of 2021.
–Oil demand is expected to recover in 2021 due to strong growth in US and China and as the distribution of vaccinations gains momentum and lockdown restrictions are gradually lifted.
–OPEC+ behaviour is a key factor in oil prices and market rebalancing.
–We expect global gas demand to recover to above 2019 levels, and LNG demand to increase as a result of higher Asian imports.
–Industry refining margins are expected to improve over the course of 2021 compared to the first quarter, with the recovery in demand and the closure of some capacity supporting higher utilization rates compared to the exceptionally low levels seen last year. However, refining margins are expected to remain weaker than pre-COVID-19 levels.
2Q21 guidance
–We expect second quarter reported upstream* production to be lower than the first quarter mainly due to divestments and seasonal maintenance activities, primarily in the Gulf of Mexico, the North Sea and Trinidad, partly offset by the ramp-up of the Raven and KG D6 R Cluster major projects*. Within this, we expect both gas & low carbon energy and oil production & operations to be lower.
–We expect higher product demand across our customer businesses in the second quarter as restrictions begin to ease and vaccination rollouts continue. This should help provide some support to industry refining margins. However, realized refining margins are expected to show a smaller improvement due to the slower recovery in diesel and jet demand and a narrower North American heavy crude oil differential. In addition, we expect a higher level of turnaround activity in our refining portfolio.
2021 Guidance
In addition to the guidance on page 4:
–We now expect disposal proceeds for the year to reach $5-6 billion during the latter stages of 2021. As a result of this quarter's divestments, our target of $25 billion of disposal and other proceeds between the second half of 2020 and 2025 is now underpinned by agreed or completed transactions of around $14.7 billion with approximately $10 billion of proceeds received.
–bp continues to expect capital expenditure*, including inorganic capital expenditure*, of around $13 billion in 2021.
–Depreciation, depletion and amortization is expected to be at a similar level to 2020 ($14.9 billion).
–Gulf of Mexico oil spill payments are expected to be around $1 billion post tax.
–The other businesses & corporate underlying annual charge is expected to be in the range of $1.2-1.4 billion for 2021. The quarterly charges may vary from quarter to quarter.
–The underlying ETR* for 2021 is expected to be higher than 40% but is sensitive to the impact that volatility in the current environment may have on the geographical mix of the group’s profits and losses.
–For full year 2021 we expect reported upstream production to be lower than 2020 due to the impact of the ongoing divestment programme. However, underlying production* should be slightly higher than 2020 with the ramp-up of major projects, primarily in gas regions, partly offset by the impacts of reduced capital investment and decline in lower-margin gas assets.

COVID-19 Update
Strengthening finances
–bp's future financial performance, including cash flows and net debt, will be impacted by the extent and duration of the current market conditions and the effectiveness of the actions that it and others take, including its financial interventions. It is difficult to predict when current supply and demand imbalances will be resolved and what the ultimate impact of COVID-19 will be.
Protecting our people and operations
–bp continues to take steps to protect and support its staff through the pandemic. The great majority of bp staff who are able to work from home continue to do so. Precautions in operations and offices include: reduced manning levels, changing working patterns, deploying appropriate personal protective equipment and enhanced cleaning and social distancing measures at plants and retail sites. Decisions on working practices and return to office based working are being taken with caution and in compliance with local and national guidelines and regulations.
–bp continues to provide enhanced support and guidance to staff on safety, health and hygiene, homeworking and mental health.
–Costs that are directly attributable to COVID-19 were around $0.2 billion for the quarter, of which $58 million of COVID-19 related capital expenditure was incurred at Tangguh.
–Refinery utilization for the quarter was around 6% lower than the same period in 2020, in part due to the impact of COVID-19 on demand. Year on year demand for retail fuels was lower by 9% and for aviation by 45%. However, Castrol is already demonstrating strong recovery in first quarter 2021, with high volume delivery, and convenience performance continues to remain resilient, with convenience gross margin* more than 10% higher than last year.
–Despite the challenges of the environment, bp's operations have performed safely and reliably over the course of the quarter. bp-operated hydrocarbon plant reliability* was 93.0% and bp-operated refining availability* was 94.8%.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 40.

gas & low carbon energy
Financial results
•The replacement cost profit before interest and tax for the first quarter was $3,430 million, compared with $1,070 million for the same period in 2020. The first quarter included a net adjusting gain of $1,160 million, which is principally the gain on disposal of a 20% interest in Block 61 Oman, compared with a net adjusting gain of $223 million for the same period in 2020.
•After excluding adjusting items*, the underlying replacement cost profit* before interest and tax for the first quarter was $2,270 million, compared with $847 million for the same period in 2020.
•The first quarter underlying replacement cost profit before interest and tax reflects exceptionally strong gas marketing and trading results, as well as higher realizations and lower depreciation, depletion and amortization in the gas business.
Operational update
•Reported production for the quarter was 909mboe/d, 1.0% higher than the same period in 2020. Underlying production* was 3.2% lower, mainly due to decline in Trinidad partly offset by major project* growth in India and Oman and recovery from planned maintenance.
•The renewables pipeline* grew in the quarter by 2.9GW (bp net) as a result of Lightsource bp's (LSbp) pipeline growth and our selection as preferred bidder for two major leases in the UK Offshore Wind Round 4 with our partner EnBW.
Strategic progress
gas
•On 28 March, a royal decree was published approving bp's sale of a 20% interest in Oman Block 61 to PTT Exploration and Production Public Company Limited (PTTEP) of Thailand. (bp operator 40%, OQ 30%, PTTEP 20%, Petronas 10%).
•On 26 April bp announced gas production from Raven field, the third stage of its major West Nile Delta development off the Mediterranean coast in Egypt (bp operator 82.75%).
•On 26 April bp and Reliance Industries Limited (RIL) announced the start of production from the Satellites Cluster gas field in block KG D6 off the east coast of India. (bp 33.33%, RIL operator 66.67%).
•Following the start of production from the R Cluster field in block KG D6 in India in December 2020, India Gas Solutions, a 50:50 joint venture between bp and RIL secured gas supply from the block as a first step to building a gas value chain business in the country.
•On 24 January, bp received its first LNG cargo to directly supply gas to customers in China. This is the first time that bp has created a fully integrated gas value chain into China.
low carbon energy
•In January 2021 bp and Equinor completed the formation of their strategic US offshore wind partnership to initially develop four projects in two existing leases located offshore New York and Massachusetts, which together are expected to have a total generating capacity of 4.4GW (2.2GW net to bp).
•On 8 February, bp and partner EnBW were announced as the preferred bidder for two highly advantaged 60-year leases in the UK’s first offshore wind leasing round in a decade. The leases, both located in the Irish Sea, offer a combined potential generating capacity of 3GW (1.5GW net to bp).
•On 18 March, bp announced that it is developing plans for the UK’s largest blue hydrogen production facility, targeting 1GW of blue hydrogen production by 2030.
•In the first quarter, LSbp’s pipeline grew by 2.9GW (1.4GW net to bp) including:
◦On 15 February, LSbp acquired from Iberia Solar a 845MW solar portfolio in Spain.
◦On 21 January, LSbp announced it had acquired a 1.06GW portfolio from the global photovoltaic (PV) project developer RIC Energy. Together they will develop 14 sites across Madrid, Andalucía, and Castilla y León.
◦On 9 March, LSbp announced it has agreed to provide 88 bp service stations in New South Wales, Australia with 100% solar power, starting in January 2023.

	First	First
	quarter	quarter
$ million	2021	2020
Profit (loss) before interest and tax	3,452	1,061
Inventory holding (gains) losses*	(22)	9
RC profit before interest and tax	3,430	1,070
Net (favourable) adverse impact of adjusting items	(1,160)	(223)
Underlying RC profit before interest and tax	2,270	847
Taxation on an underlying RC basis	(535)	(261)
Underlying RC profit before interest	1,735	586

gas & low carbon energy (continued)

	First	First
	quarter	quarter
$ million	2021	2020
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	854	1,038

Exploration write-offs
Exploration write-offs	6	3

Adjusted EBITDA*(a)
Total adjusted EBITDA	3,130	1,888

Capital expenditure*
gas	811	1,182
low carbon energy(b)	1,074	2
Total capital expenditure	1,885	1,184
(a)A reconciliation to RC profit before interest and tax is provided on page 33.
(b)First quarter 2021 includes $712 million in respect of the remaining payment to Equinor for our investment in our strategic US offshore wind partnership and $326 million as a lease option fee deposit paid to The Crown Estate in connection with our participation in the UK Round 4 Offshore Wind Leasing together with our partner EnBW.

	First	First
	quarter	quarter
	2021	2020
Production (net of royalties)(c)
Liquids* (mb/d)	112	96
Natural gas (mmcf/d)	4,623	4,665
Total hydrocarbons* (mboe/d)	909	900
Of which equity-accounted entities:
Liquids* (mb/d)	3	3
Natural gas (mmcf/d)	—	—
Total hydrocarbons* (mboe/d)	3	3

Average realizations*(d)
Liquids ($/bbl)	55.38	45.70
Natural gas ($/mcf)	3.94	3.51
Total hydrocarbons* ($/boe)	26.84	23.30
(c)Includes bp’s share of production of equity-accounted entities in the gas & low carbon energy segment.
(d)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

	First	First
	quarter	quarter
low carbon energy	2021	2020

Renewables (bp net, GW)
Installed renewables capacity*	1.6	1.1

Developed renewables to FID*	3.3	2.7
Renewables pipeline	13.8
of which by geographical area:
Renewables pipeline – Americas	7.3
Renewables pipeline – Asia Pacific	1.4
Renewables pipeline – Europe	5.1
Renewables pipeline – Other	—
of which by technology:
Renewables pipeline – offshore wind	3.7
Renewables pipeline – solar	10.1
Total Developed renewables to FID and Renewables pipeline	17.1

oil production & operations
Financial results
•The replacement cost profit before interest and tax for the first quarter was $1,479 million, compared with a loss of $179 million for the same period in 2020. The first quarter included a net adjusting charge of $86 million, compared with a net adjusting charge of $1,074 million for the same period in 2020.
•After excluding adjusting items*, the underlying replacement cost profit* before interest and tax for the first quarter was $1,565 million, compared with $895 million for the same period in 2020.
•The result for the first quarter mainly reflects higher liquids and gas realizations and lower depreciation, depletion and amortization, partly offset by lower production.
Operational update
•Production for the quarter was 1,309mboe/d, 22.1% lower than the first quarter of 2020. This includes the impact of divestments mainly in bpx energy and Alaska. Underlying production* for the quarter decreased by 7.4% mainly due to impacts from reduced capital investment levels and decline.
Strategic progress
•On 5 April, bp signed an agreement to transfer its participating interests in six blocks located in Foz do Amazonas basin off northern Brazil to Petróleo Brasileiro S.A. (Petrobras). Subject to regulatory approval, the transaction is expected to complete in 2021.
•On 12 April, bp announced the safe arrival in Texas US of the Argos floating production platform, a major milestone for the Mad Dog 2 project in the deepwater Gulf of Mexico. While in Texas, Argos will undergo final preparatory work and regulatory inspections before moving offshore (bp operator 60.5%, BHP 23.9%, Union Oil Company of California 15.6%).
•On 13 April, bp announced an oil discovery in a high-quality Miocene reservoir at the Puma West prospect in the US. deepwater Gulf of Mexico. Evaluation is ongoing (bp operator 50%, Chevron U.S.A. Inc. 25%, Talos Energy 25%).

	First	First
	quarter	quarter
$ million	2021	2020
Profit (loss) before interest and tax	1,494	(238)
Inventory holding (gains) losses*	(15)	59
RC profit (loss) before interest and tax	1,479	(179)
Net (favourable) adverse impact of adjusting items	86	1,074
Underlying RC profit before interest and tax	1,565	895
Taxation on an underlying RC basis	(729)	(503)
Underlying RC profit before interest	836	392

	First	First
	quarter	quarter
$ million	2021	2020
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,574	2,117

Exploration write-offs
Exploration write-offs	56	95

Adjusted EBITDA*(a)
Total adjusted EBITDA	3,195	3,107

Capital expenditure*
Total capital expenditure	1,319	1,960

(a)A reconciliation to RC profit before interest and tax is provided on page 33.

oil production & operations (continued)

	First	First
	quarter	quarter
	2021	2020
Production (net of royalties)(a)
Liquids* (mb/d)	997	1,211
Natural gas (mmcf/d)	1,810	2,723
Total hydrocarbons* (mboe/d)	1,309	1,679
Of which equity-accounted entities:
Liquids* (mb/d)	141	143
Natural gas (mmcf/d)	468	489
Total hydrocarbons* (mboe/d)	222	227

Average realizations*(b)
Liquids ($/bbl)	52.92	47.64
Natural gas ($/mcf)	4.11	1.44
Total hydrocarbons ($/boe)	46.81	37.10
(a)Includes bp’s share of production of equity-accounted entities in the oil production & operations segment.
(b)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

customers & products
Financial results
•The replacement cost profit before interest and tax for the first quarter was $934 million, compared with $664 million for the same period in 2020. The first quarter included a net adjusting gain of $278 million, compared with a net charge of $257 million for the same period in 2020.
•After excluding adjusting items*, the underlying replacement cost profit* before interest and tax for the first quarter was $656 million, compared with $921 million for the same period in 2020.
•The customers & products result for the quarter reflects a weaker refining result, the absence of earnings from our divested petrochemicals business, a continued strong performance from our marketing businesses and a stronger contribution from trading.
•customers – convenience and mobility results demonstrated continued resilience, delivering material profit despite demand impacts from ongoing COVID-19 restrictions, with retail fuel volumes lower by 9% and aviation volumes lower by 45% compared to the same period last year. Convenience performance continued to show strong momentum, with convenience gross margin* growing by more than 10% year on year (see page 32).
Castrol results were also strong, higher than the same period in 2020, with volumes, revenues and growth markets earnings materially higher.
•products – the refining loss for the quarter reflects a materially weaker realized margin which was impacted by narrower North American heavy crude oil discounts, increased cost of renewable fuel credits in the US and weaker diesel prices. The result for the quarter also reflected a stronger contribution from trading.
Operational update
•For the quarter bp-operated refining availability* remained strong at 94.8%, although utilization was around 6% lower than the same period in 2020, in part due to COVID-19 impacts on demand. The utilization result was higher than the fourth quarter 2020.
Strategic progress
•We continued to progress our strategic agenda in redefining convenience, adding further strategic convenience sites* to our network, supporting a material and resilient convenience performance.
•We also made strong progress in our electrification agenda, announcing further plans to accelerate the development, reach and utilization of our network:
◦agreed to take a stake alongside Daimler and BMW in Digital Charging Solutions (DCS), a leading developer of digital charging software for automotive manufacturers and fleet operators. As part of the agreement, bp’s European charging network of 8,700 charging points will be integrated into the DCS software system, which already has a network of 228,000 charging points in 32 countries. Completion of the transaction is subject to regulatory approvals.
◦bp pulse announced the rollout of new EV-only ultra-fast charging hubs, supporting the expansion of its charging network across the UK.
•Castrol launched a range of advanced e-fluids, Castrol ON, designed for improved electric vehicle performance, with more than half of the world’s major vehicle manufacturers(a) now using them as part of their factory fill.
•In February we received the final instalment of $1 billion for the sale of our petrochemicals business to INEOS.
•During the quarter, we also safely ceased production at our Kwinana refinery, in preparation to convert it to an import terminal.
(a)Based on LMCA data for top 20 selling OEMs (total new car sales) in 2019.

	First	First
	quarter	quarter
$ million	2021	2020
Profit (loss) before interest and tax	2,539	(3,951)
Inventory holding (gains) losses*	(1,605)	4,615
RC profit before interest and tax	934	664
Net (favourable) adverse impact of adjusting items*	(278)	257
Underlying RC profit before interest and tax*	656	921
Of which:(b)
customers – convenience & mobility	658	688
Castrol – included in customers	334	167
products – refining & trading	(2)	168
petrochemicals	—	65
Taxation on an underlying RC basis	(133)	(365)
Underlying RC profit before interest	523	556
(b)A reconciliation to RC profit before interest and tax by business is provided on page 32.

customers & products (continued)

	First	First
	quarter	quarter
$ million	2021	2020
Adjusted EBITDA*(a)
customers – convenience & mobility	982	975
Castrol – included in customers	373	205
products – refining & trading	419	578
petrochemicals	—	115
	1,401	1,668

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	745	747

Capital expenditure*
customers – convenience & mobility	316	340
Castrol – included in customers	41	48
products – refining & trading	216	262
petrochemicals	—	55
Total capital expenditure	532	657
(a)A reconciliation to RC profit before interest and tax by business is provided on page 32.

Retail(b)	First	First
	quarter	quarter
	2021	2020
bp retail sites* – total (#)	20,300	18,900
bp retail sites in growth markets*	2,700	1,300
Strategic convenience sites*	2,000	1,600
(b)Reported to the nearest 100.

Marketing sales of refined products (mb/d)	First	First
	quarter	quarter
	2021	2020
US	1,016	1,038
Europe	706	954
Rest of World	440	519
	2,162	2,511
Trading/supply sales of refined products(c)	314	457
Total sales volume of refined products	2,476	2,968
(c)Comparative information for 2020 has been restated for the changes to net presentation of revenues and purchases relating to physically settled derivative contracts effective 1 January 2021. For more information see Note 1 basis of preparation - Voluntary change in accounting policy.

Refining marker margin*(d)

	First	First
	quarter	quarter
	2021	2020
bp average refining marker margin (RMM) ($/bbl)	8.7	8.8
(d)In 2021 the RMM has been updated to reflect changes in bp’s portfolio, and the update of crude reference for Mediterranean region. On this basis the first quarter 2020 RMM would be $8.9/bbl.

Refinery throughputs – bp-operated refineries (mb/d)

	First	First
	quarter	quarter
	2021	2020
US	725	748
Europe	747	835
Rest of World	129	223
Total refinery throughputs	1,601	1,806
bp-operated refining availability* (%)	94.8	96.1

Rosneft
Financial results
•The replacement cost (RC) profit before interest and tax and underlying RC profit* before interest and tax for the first quarter was $363 million, compared with a loss of $17 million for the same period in 2020. There were no adjusting items* in the first quarter of 2021 and 2020.
•Compared with the same period in 2020, the result for the first quarter primarily reflects positive impact of higher oil price and favourable foreign exchange and duty lag effects partially offset by lower production volumes due to the divestments announced in December 2020.
•On 22 April 2021, Rosneft announced that the board of directors had recommended the annual general meeting (AGM) adopts a resolution to pay dividends of 6.94 roubles per ordinary share, which constitutes 50% of the company’s IFRS net profit for 2020. bp expects to receive later this year a dividend of 13 billion roubles after a deduction of withholding tax, subject to approval at Rosneft's AGM.

	First	First
	quarter	quarter
$ million	2021(a)	2020

Profit (loss) before interest and tax(b)(c)	451	(218)
Inventory holding (gains) losses*	(88)	201
RC profit (loss) before interest and tax	363	(17)
Net (favourable) adverse impact of adjusting items	—	—
Underlying RC profit (loss) before interest and tax	363	(17)
Taxation on an underlying RC basis	(35)	3
Underlying RC profit (loss) before interest	328	(14)

	First	First
	quarter	quarter
	2021(a)	2020
Production: Hydrocarbons (net of royalties, bp share)
Liquids* (mb/d)	827	916
Natural gas (mmcf/d)	1,294	1,275
Total hydrocarbons* (mboe/d)	1,050	1,136
(a)The operational and financial information of the Rosneft segment for the first quarter is based on preliminary operational and financial results of Rosneft for the three months ended 31 March 2021. Actual results may differ from these amounts. Amounts reported for the first quarter are based on bp’s 22.03% average economic interest for the quarter (first quarter 2020 19.75%).
(b)The Rosneft segment result includes equity-accounted earnings arising from bp’s economic interest in Rosneft as adjusted for accounting required under IFRS relating to bp’s purchase of its interest in Rosneft, and the amortization of the deferred gain relating to the divestment of bp’s interest in TNK-BP.
(c)bp’s adjusted share of Rosneft’s earnings after Rosneft's own finance costs, taxation and non-controlling interests is included in the bp group income statement within profit before interest and taxation. For each year-to-date period it is calculated by translating the amounts reported in Russian roubles into US dollars using the average exchange rate for the year to date.

other businesses & corporate
Other businesses & corporate comprises our innovation & engineering business including bp ventures and Launchpad, regions, cities & solutions, our corporate activities & functions, and any residual costs of the Gulf of Mexico oil spill.

Financial results
•The replacement cost loss before interest and tax for the first quarter was $678 million, compared with $566 million for the same period in 2020. The first quarter included a net adjusting charge of $508 million, including $447 million of fair value accounting effects*, compared with a net charge of $134 million for the same period in 2020.
•After excluding adjusting items*, the underlying replacement cost loss* before interest and tax for the first quarter was $170 million, compared with $432 million for the same period in 2020, reflecting lower foreign exchange impacts. The results also include a valuation gain of $60 million up to the date of divestment of bp's holding in Palantir.
Strategic progress
•bp and Qantas signed a memorandum of understanding on 15 January to collaborate on opportunities to reduce carbon emissions in the aviation sector and contribute to the development of a sustainable aviation fuel industry in Australia.
•On 22 February, bp signed a memorandum of understanding with the Ministry of Energy of the Republic of Azerbaijan to co-operate in assessing the potential and conditions required for large-scale decarbonized and integrated energy and mobility systems, including renewable energy projects in the regions and cities of Azerbaijan.
•bp and Infosys signed a memorandum of understanding on 9 April to explore the development of a digitally-enabled Energy as a Service offer at Infosys campuses in India, which could be scaled to industrial parks and cities in the future.
•During the first quarter bp divested its holding in Palantir for $443 million.

	First	First
	quarter	quarter
$ million	2021	2020
Profit (loss) before interest and tax	(678)	(566)
Inventory holding (gains) losses*	—	—
RC profit (loss) before interest and tax	(678)	(566)
Net (favourable) adverse impact of adjusting items	508	134
Underlying RC profit (loss) before interest and tax	(170)	(432)
Taxation on an underlying RC basis	54	100
Underlying RC profit (loss) before interest	(116)	(332)
.

Financial statements
Group income statement

	First	First
	quarter	quarter
$ million	2021	2020

Sales and other operating revenues (Note 4)(a)	34,544	30,973
Earnings from joint ventures – after interest and tax	160	(22)
Earnings from associates – after interest and tax	601	(244)
Interest and other income	82	140
Gains on sale of businesses and fixed assets	1,105	16
Total revenues and other income	36,492	30,863
Purchases(a)	15,656	20,201
Production and manufacturing expenses	6,858	6,099
Production and similar taxes	253	203
Depreciation, depletion and amortization (Note 5)	3,367	4,059
Impairment and losses on sale of businesses and fixed assets	373	1,149
Exploration expense	99	202
Distribution and administration expenses	2,615	2,684
Profit (loss) before interest and taxation	7,271	(3,734)
Finance costs	723	783
Net finance expense relating to pensions and other post-retirement benefits	6	7
Profit (loss) before taxation	6,542	(4,524)
Taxation	1,642	(139)
Profit (loss) for the period	4,900	(4,385)
Attributable to
BP shareholders	4,667	(4,365)
Non-controlling interests	233	(20)
	4,900	(4,385)

Earnings per share (Note 6)
Profit (loss) for the period attributable to BP shareholders
Per ordinary share (cents)
Basic	22.99	(21.63)
Diluted	22.89	(21.63)
Per ADS (dollars)
Basic	1.38	(1.30)
Diluted	1.37	(1.30)

(a)Numbers have been restated as a result of changes to the net presentation of revenues and purchases relating to physically settled derivative contracts effective 1 January 2021. For more information see Note 1 basis of preparation - Voluntary change in accounting policy.

Condensed group statement of comprehensive income

	First	First
	quarter	quarter
$ million	2021	2020

Profit (loss) for the period	4,900	(4,385)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences	(605)	(4,642)
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets	—	1
Cash flow hedges and costs of hedging	(62)	85
Share of items relating to equity-accounted entities, net of tax	11	442
Income tax relating to items that may be reclassified	1	117
	(655)	(3,997)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset(a)	2,026	1,719
Cash flow hedges that will subsequently be transferred to the balance sheet	2	(8)
Income tax relating to items that will not be reclassified	(588)	(623)
	1,440	1,088
Other comprehensive income	785	(2,909)
Total comprehensive income	5,685	(7,294)
Attributable to
BP shareholders	5,460	(7,217)
Non-controlling interests	225	(77)
	5,685	(7,294)

(a)See Note 1 - Basis of preparation - Pensions and other post-retirement benefits for further information.

Condensed group statement of changes in equity

	BP shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2021	71,250	12,076	2,242	85,568

Total comprehensive income	5,460	124	101	5,685
Dividends	(1,068)	—	(51)	(1,119)
Cash flow hedges transferred to the balance sheet, net of tax	(4)	—	—	(4)
Share-based payments, net of tax	(45)	—	—	(45)
Payments on perpetual hybrid bonds	—	(55)	—	(55)
Transactions involving non-controlling interests, net of tax	366	—	190	556
At 31 March 2021	75,959	12,145	2,482	90,586

	BP shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2020	98,412	—	2,296	100,708

Total comprehensive income	(7,217)	—	(77)	(7,294)
Dividends	(2,120)	—	(31)	(2,151)
Cash flow hedges transferred to the balance sheet, net of tax	3	—	—	3
Repurchase of ordinary share capital	(776)	—	—	(776)
Share-based payments, net of tax	(15)	—	—	(15)
Share of equity-accounted entities’ changes in equity, net of tax	(5)	—	—	(5)
Transactions involving non-controlling interests, net of tax	4	—	6	10
At 31 March 2020	88,286	—	2,194	90,480

Group balance sheet

	31 March	31 December
$ million	2021	2020
Non-current assets
Property, plant and equipment	112,927	114,836
Goodwill	12,460	12,480
Intangible assets	6,145	6,093
Investments in joint ventures	9,641	8,362
Investments in associates	19,199	18,975
Other investments	2,351	2,746
Fixed assets	162,723	163,492
Loans	866	840
Trade and other receivables	4,239	4,351
Derivative financial instruments	7,298	9,755
Prepayments	542	533
Deferred tax assets	6,687	7,744
Defined benefit pension plan surpluses	9,453	7,957
	191,808	194,672
Current assets
Loans	361	458
Inventories	20,873	16,873
Trade and other receivables	20,095	17,948
Derivative financial instruments	2,896	2,992
Prepayments	1,524	1,269
Current tax receivable	445	672
Other investments	216	333
Cash and cash equivalents	31,676	31,111
	78,086	71,656
Assets classified as held for sale (Note 2)	31	1,326
	78,117	72,982
Total assets	269,925	267,654
Current liabilities
Trade and other payables	40,709	36,014
Derivative financial instruments	2,926	2,998
Accruals	4,298	4,650
Lease liabilities	1,874	1,933
Finance debt	5,181	9,359
Current tax payable	1,245	1,038
Provisions	4,448	3,761
	60,681	59,753
Liabilities directly associated with assets classified as held for sale (Note 2)	34	46
	60,715	59,799
Non-current liabilities
Other payables	11,958	12,112
Derivative financial instruments	4,985	5,404
Accruals	839	852
Lease liabilities	7,156	7,329
Finance debt	60,942	63,305
Deferred tax liabilities	7,159	6,831
Provisions	17,170	17,200
Defined benefit pension plan and other post-retirement benefit plan deficits	8,415	9,254
	118,624	122,287
Total liabilities	179,339	182,086
Net assets	90,586	85,568
Equity
BP shareholders’ equity	75,959	71,250
Non-controlling interests	14,627	14,318
Total equity	90,586	85,568

Condensed group cash flow statement

	First	First
	quarter	quarter
$ million	2021	2020
Operating activities
Profit (loss) before taxation	6,542	(4,524)
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	3,428	4,157
Impairment and (gain) loss on sale of businesses and fixed assets	(732)	1,133
Earnings from equity-accounted entities, less dividends received	(633)	505
Net charge for interest and other finance expense, less net interest paid	29	137
Share-based payments	(46)	(6)
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(20)	(20)
Net charge for provisions, less payments	902	(59)
Movements in inventories and other current and non-current assets and liabilities	(2,793)	683
Income taxes paid	(568)	(1,054)
Net cash provided by operating activities	6,109	952
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,033)	(3,789)
Acquisitions, net of cash acquired	(1)	(17)
Investment in joint ventures	(742)	(18)
Investment in associates	(22)	(37)
Total cash capital expenditure	(3,798)	(3,861)
Proceeds from disposal of fixed assets	551	10
Proceeds from disposal of businesses, net of cash disposed	3,613	671
Proceeds from loan repayments	61	63
Cash provided from investing activities	4,225	744
Net cash used in investing activities	427	(3,117)
Financing activities
Net issue (repurchase) of shares (Note 6)	—	(776)
Lease liability payments	(560)	(569)
Proceeds from long-term financing	1,956	2,684
Repayments of long-term financing	(7,029)	(3,717)
Net increase (decrease) in short-term debt	222	2,517
Payments on perpetual hybrid bonds	(55)	—
Receipts relating to transactions involving non-controlling interests (other)	668	9
Dividends paid - BP shareholders	(1,064)	(2,102)
- non-controlling interests	(51)	(31)
Net cash provided by (used in) financing activities	(5,913)	(1,985)
Currency translation differences relating to cash and cash equivalents	(58)	(183)
Increase (decrease) in cash and cash equivalents	565	(4,333)
Cash and cash equivalents at beginning of period	31,111	22,472
Cash and cash equivalents at end of period	31,676	18,139

Notes
Note 1. Basis of preparation
The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.
The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2020 included in BP Annual Report and Form 20-F 2020.
The directors consider it appropriate to adopt the going concern basis of accounting in preparing the interim financial statements. The impact of COVID-19 and the current economic environment has been considered as part of the going concern assessment. Forecast liquidity has been assessed under a number of stressed scenarios performed to support this assertion. Reverse stress tests performed indicated that the group will continue to operate as a going concern for at least 12 months from the balance sheet date even if the Brent price fell to zero.
bp prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. As a result of the UK's withdrawal from the EU, with effect from 1 January 2021, the consolidated financial statements are also prepared in accordance with IFRS as adopted by the UK. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the EU and UK differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.
The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2021 which are the same as those used in preparing BP Annual Report and Form 20-F 2020 with the exception of the changes described in the 'Updates to significant accounting policies' section below. There are no other new or amended standards or interpretations adopted from 1 January 2021 onwards that have a significant impact on the financial information.
Considerations in respect of COVID-19 and the current economic environment bp's significant accounting judgements and estimates were disclosed in BP Annual Report and Form 20-F 2020. These have been subsequently considered at the end of this quarter to determine if any changes were required to those judgements and estimates as a result of current market conditions. The conditions also result in the valuation of certain assets and liabilities remaining subject to more uncertainty, including those set out below.
Impairment testing assumptions
The group’s price assumptions are unchanged from those disclosed in BP Annual Report and Form 20-F 2020 and a summary, in real 2020 terms, is provided below:

	2Q to 4Q 2021	2025	2030	2040	2050
Brent oil ($/bbl)	50	50	60	60	50
Henry Hub gas ($/mmBtu)	3.00	3.00	3.00	3.00	2.75

The group has identified upstream oil and gas properties with carrying amounts totalling approximately $44 billion where the headroom, based on the most recent impairment tests performed, was less than or equal to 20% of the carrying value. A change in price or other assumptions within the next financial year may result in a recoverable amount of one or more of these assets above or below the current carrying amount and therefore there is a significant risk of impairment reversals or charges in that period.
The discount rates used in value-in-use impairment testing as disclosed in BP Annual Report and Form 20-F 2020, are unchanged.
Provisions
The nominal risk-free discount rate applied to provisions is reviewed on a quarterly basis. The discount rate applied to the group's provisions as disclosed in BP Annual Report and Form 20-F 2020, is unchanged.
Pensions and other post-retirement benefits
The group's defined benefit pension plans are reviewed quarterly to determine any changes to the fair value of the plan assets or present value of the defined benefit obligations. As a result of the review during the first quarter of 2021, the group's total net defined benefit pension plan surplus as at 31 March 2021 is $1.0 billion, compared to a deficit of $1.3 billion at 31 December 2020. This change was predominantly driven by increases in the UK, US and Eurozone discount rates partly offset by increases in inflation rates and negative asset performance. The current environment is likely to continue to affect the values of the plan assets and obligations resulting in potential volatility in the amount of the net defined benefit pension plan surplus/deficit recognized.
Impairment of financial assets measured at amortized cost
The estimate of the loss allowance recognized on financial assets measured at amortized cost using an expected credit loss approach was determined not to be a significant accounting estimate in preparing BP Annual Report and Form 20-F 2020. Expected credit loss allowances are, however, reviewed and updated quarterly. Allowances are recognized on assets where there is evidence that the asset is credit-impaired and on a forward-looking expected credit loss basis for assets that are not credit-impaired. The current economic environment and future credit risk outlook have been considered in updating the estimate of loss allowances with no significant impact in the quarter.

Note 1. Basis of preparation (continued)
The group continues to believe that the calculation of expected credit loss allowances is not a significant accounting estimate. The group continues to apply its credit policy as disclosed in BP Annual Report and Form 20-F 2020 - Financial statements - Note 29 Financial instruments and financial risk factors - credit risk.
Other accounting judgements and estimates
All other significant accounting judgements and estimates disclosed in BP Annual Report and Form 20-F 2020 remain applicable and no new significant accounting judgements or estimates have been identified specifically arising from the impact of COVID-19.
Updates to significant accounting policies
Change in accounting policy - Interest Rate Benchmark Reform - Phase II
Financial authorities in the US, UK, EU and other territories are currently undertaking reviews of key interest rate benchmarks such as the London Inter-bank Offered Rate (LIBOR) with a view to replacing them with alternative benchmarks. Following the completion of consultation processes, these financial authorities have begun to announce the timing of both benchmark transitions and continued publication of synthetic benchmarks. Amendments to IFRS 9 'Financial instruments', IFRS 16 ‘Leases’ and other IFRSs were issued by the IASB in August 2020 to provide practical expedients and reliefs in relation to modifications of financial instruments and leases that arise from transition from Inter-bank Offered Rates to alternative risk-free rates. These amendments also provide relief to certain hedge accounting requirements. bp adopted these amendments from 1 January 2021 and they will be applied prospectively.
bp has set up an internal working group on interest rate benchmark reform to monitor market developments and manage the transition to alternative benchmark rates and is currently assessing the impact on contracts and arrangements that are linked to existing interest rate benchmarks, for example, borrowings, leases and derivative contracts. bp is also participating on external committees and task forces dedicated to interest rate benchmark reform.
Change in segmentation
During the first quarter of 2021, the group's reportable segments changed consistent with a change in the way that resources are allocated and performance is assessed by the chief operating decision maker, who for bp is the group chief executive, from that date. From the first quarter of 2021, the group's reportable segments are gas & low carbon energy, oil production & operations, customers & products, and Rosneft. At 31 December 2020, the group's reportable segments were Upstream, Downstream and Rosneft.
Gas & low carbon energy comprises regions with upstream businesses that predominantly produce natural gas, gas marketing and trading activities and the group's renewables businesses, including biofuels, solar and wind. Gas producing regions were previously in the Upstream segment. The group's renewables businesses were previously part of 'Other businesses and corporate'.
Oil production & operations comprises regions with upstream activities that predominantly produce crude oil. These activities were previously in the Upstream segment.
Customers & products comprises the group’s customer-focused businesses, spanning convenience and mobility, which includes fuels retail and next-gen offers such as electrification, as well as aviation, midstream, and Castrol lubricants. It also includes our oil products businesses, refining & trading. The petrochemicals business will also be reported in restated comparative information as part of the customers and products segment up to its sale in December 2020. The customers & products segment is, therefore, substantially unchanged from the former Downstream segment with the exception of the Petrochemicals disposal.
The Rosneft segment is unchanged and continues to include equity-accounted earnings from the group's investment in Rosneft.
The segment measure of profit or loss continues to be replacement cost profit or loss before interest and tax, which reflects the replacement cost of supplies by excluding from profit or loss before interest and tax inventory holding gains and losses. See Note 3 for further information.
Comparative information for 2020 has been restated in Notes 3, 4 and 5 to reflect the changes in reportable segments.
Voluntary change in accounting policy - Net presentation of revenues and purchases relating to physically settled derivative contracts bp routinely enters into transactions for the sale and purchase of commodities that are physically settled and meet the definition of a derivative financial instrument. These contracts are within the scope of IFRS 9 and as such, prior to settlement, changes in the fair value of these derivative contracts are presented as gains and losses within other operating revenues. The group previously presented revenues and purchases for such contracts on a gross basis in the income statement upon physical settlement. These transactions have historically represented a substantial portion of the revenues and purchases reported in the group’s consolidated financial statements.
The change in strategic direction of the group supported by organisational changes to implement the strategy from 1 January 2021, results in the group determining that the revenue and corresponding purchases relating to such transactions should be presented net, as gains or losses within other operating revenues, from that date. Additionally the group’s trading activity has continued to evolve over time from one of capturing third-party physical trades to provide flow assurance to one with increasing levels of optimisation, taking advantage of price volatility and fluctuations in demand and supply, which will continue under the new strategy, further supporting the change in presentation. The new presentation provides reliable and more relevant information for users of the accounts as the group’s revenue recognition is more closely aligned with its assessment of ‘Scope 3’ emissions from its products, its ‘Net Zero’ ambition and how management monitors and manages performance of such contracts. Comparative information for sales and other operating revenues and purchases for 2020 has been restated as shown in the table below. There is no significant impact on comparative information for profit before income and tax or earnings per share.

Note 1. Basis of preparation (continued)
In addition, as disclosed in the group's 2020 financial statements, in 2020 revenues from physically settled derivative contracts were reclassified as other operating revenues and were no longer presented together with revenues from contracts with customers. In these first quarter 2021 financial statements certain other similar contracts have been reclassified as other operating revenues and then been subject to net presentation as described above. Comparative information for natural gas, LNG and NGLs, and non-oil products and other revenue from contracts with customers in Note 4 has been amended to align with current period presentation as shown in the table below.

	First	First
	quarter	quarter
	2020	2020	Impact of net
$ million		Restated	presentation(a)
Sales and other operating revenues (note 4)
gas & low carbon energy	6,052	5,525	(527)
oil production & operations	5,831	5,831	—
customers & products	53,964	25,814	(28,150)
other businesses & corporate	437	437	—
	66,284	37,607	(28,677)
Less: sales and other revenues between segments
gas & low carbon energy	1,811	1,811	—
oil production & operations	5,501	5,501	—
customers & products	(782)	(782)	—
other businesses & corporate	104	104	—
	6,634	6,634	—
External sales and other operating revenues
gas & low carbon energy	4,241	3,714	(527)
oil production & operations	330	330	—
customers & products	54,746	26,596	(28,150)
other businesses & corporate	333	333	—
Total sales and other operating revenues	59,650	30,973	(28,677)
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	1,435	1,435	—
Oil products	20,254	20,254	—
Natural gas, LNG and NGLs	3,638	3,178	(460)
Non-oil products and other revenues from contracts with customers	2,490	2,477	(13)
Revenues from contracts with customers	27,817	27,344	(473)
Other operating revenues	31,833	3,629	(28,204)
Total sales and other operating revenues	59,650	30,973	(28,677)
(a)Total purchases for the first quarter 2020 have been re-stated by the equal and opposite amount as total sales and other operating revenues.

Note 2. Non-current assets held for sale
The carrying amount of assets classified as held for sale at 31 March 2021 is $31 million, with associated liabilities of $34 million.
At 31 December 2020 the balance consists primarily of a 20% participating interest from BP’s 60% participating interest in Block 61 in Oman, which is reported in the gas & low carbon energy segment. As announced on 1 February 2021, BP agreed to sell this interest to PTT Exploration and Production Public Company Limited (PTTEP) of Thailand for a total consideration of up to $2.6 billion, subject to final adjustments. On 28 March, a royal decree was published approving the sale and $2.4 billion was received in March 2021.

Note 3. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation(a)

	First	First
	quarter	quarter
$ million	2021	2020
gas & low carbon energy	3,430	1,070
oil production & operations	1,479	(179)
customers & products	934	664
Rosneft	363	(17)
other businesses & corporate	(678)	(566)
	5,528	972
Consolidation adjustment – UPII*	13	178
RC profit (loss) before interest and tax*	5,541	1,150
Inventory holding gains (losses)*
gas & low carbon energy	22	(9)
oil production & operations	15	(59)
customers & products	1,605	(4,615)
Rosneft (net of tax)	88	(201)
Profit (loss) before interest and tax	7,271	(3,734)
Finance costs	723	783
Net finance expense relating to pensions and other post-retirement benefits	6	7
Profit (loss) before taxation	6,542	(4,524)

RC profit (loss) before interest and tax*
US	1,907	595
Non-US	3,634	555
	5,541	1,150

(a)Comparative information for 2020 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Change in segmentation.

Note 4. Sales and other operating revenues(a)

	First	First
	quarter	quarter
$ million	2021	2020
By segment
gas & low carbon energy	8,002	5,525
oil production & operations	5,155	5,831
customers & products	27,107	25,814
other businesses & corporate	436	437
	40,700	37,607

Less: sales and other operating revenues between segments
gas & low carbon energy	1,032	1,811
oil production & operations	4,855	5,501
customers & products	110	(782)
other businesses & corporate	159	104
	6,156	6,634

External sales and other operating revenues
gas & low carbon energy	6,970	3,714
oil production & operations	300	330
customers & products	26,997	26,596
other businesses & corporate	277	333
Total sales and other operating revenues	34,544	30,973

By geographical area
US	14,491	9,665
Non-US	26,883	26,832
	41,374	36,497
Less: sales and other operating revenues between areas	6,830	5,524
	34,544	30,973

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	1,334	1,435
Oil products	19,278	20,254
Natural gas, LNG and NGLs(b)	4,181	3,178
Non-oil products and other revenues from contracts with customers(b)	1,398	2,477
Revenue from contracts with customers	26,191	27,344
Other operating revenues(c)	8,353	3,629
Total sales and other operating revenues	34,544	30,973

(a)Comparative information for 2020 has been restated for the changes in reportable segments and also changes to net presentation of revenues and purchases relating to physically settled derivative contracts effective 1 January 2021. For more information see Note 1 Basis of preparation - Voluntary change in accounting policy and Change in segmentation.
(b)Comparative information has been amended for certain contracts that have been reclassified to other operating revenues and then been subject to the net presentation described in Note 1 Basis of preparation - Voluntary change in accounting policy.
(c)Principally relates to commodity derivative transactions.

Note 5. Depreciation, depletion and amortization(a)

	First	First
	quarter	quarter
$ million	2021	2020
Total depreciation, depletion and amortization by segment
gas & low carbon energy	854	1,038
oil production & operations	1,574	2,117
customers & products	745	747
other businesses & corporate	194	157
	3,367	4,059
Total depreciation, depletion and amortization by geographical area
US	1,121	1,425
Non-US	2,246	2,634
	3,367	4,059
(a)Comparative information for 2020 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Change in segmentation.

Note 6. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. No share buybacks were carried out during the quarter.
The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	First	First
	quarter	quarter
$ million	2021	2020
Results for the period
Profit (loss) for the period attributable to bp shareholders	4,667	(4,365)
Less: preference dividend	1	—
Profit (loss) attributable to bp ordinary shareholders	4,666	(4,365)

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	20,297,585	20,178,803
ADS equivalent(c)	3,382,930	3,363,133

Weighted average number of shares outstanding used to calculate diluted earnings per share	20,388,628	20,178,803
ADS equivalent(c)	3,398,104	3,363,133

Shares in issue at period-end	20,331,023	20,197,527
ADS equivalent(c)	3,388,503	3,366,254
(a)Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the first quarter 2020 74,240 thousand (ADS equivalent 12,374 thousand).
(c)One ADS is equivalent to six ordinary shares.

Issued ordinary share capital as at 31 March 2021 comprised 20,347,938,910 ordinary shares (31 December 2020 20,344,625,660 ordinary shares). This includes shares held in trust to settle future employee share plan obligations and excludes 1,098,911,827 ordinary shares which have been bought back and are held in treasury by BP (31 December 2020 1,105,156,692 ordinary shares).

Note 7. Dividends
Dividends payable
BP today announced an interim dividend of 5.25 cents per ordinary share which is expected to be paid on 18 June 2021 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 7 May 2021. The ex-dividend date will be 6 May 2021. The corresponding amount in sterling is due to be announced on 8 June 2021, calculated based on the average of the market exchange rates over three dealing days between 3 June 2021 and 7 June 2021. Holders of ADSs are expected to receive $0.315 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the first quarter 2021 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the first quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	First	First
	quarter	quarter
	2021	2020
Dividends paid per ordinary share
cents	5.250	10.500
pence	3.768	8.156
Dividends paid per ADS (cents)	31.50	63.00

Note 8. Net debt

Net debt*	First	Fourth	First
	quarter	quarter	quarter
$ million	2021	2020	2020
Finance debt(a)	66,123	72,664	69,117
Fair value (asset) liability of hedges related to finance debt(b)	(1,134)	(2,612)	426
	64,989	70,052	69,543
Less: cash and cash equivalents	31,676	31,111	18,139
Net debt	33,313	38,941	51,404
Total equity(c)	90,586	85,568	90,480
Gearing*	26.9%	31.3%	36.2%
(a)The fair value of finance debt at 31 March 2021 was $67,775 million (31 December 2020 was $76,092 million, 31 March 2020 $67,500 million).
(b)Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $346 million (fourth quarter 2020 liability of $236 million and first quarter 2020 liability of $663 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.
(c)Total equity in the first quarter 2021 and fourth quarter 2020 includes perpetual hybrid bonds issued in June 2020.

As part of actively managing its debt portfolio, the group bought back finance debt with an outstanding aggregate principal amount of $2.0 billion in January 2021 and a further $1.9 billion equivalent of euro and sterling bonds in March 2021. Derivatives associated with non-USD debt bought back were also terminated. There was no significant impact on net debt or gearing as a result of these transactions.

Note 9. Inventory valuation

A provision of $80 million was held against hydrocarbon inventories at 31 March 2021 ($3,596 million at 31 March 2020) to write them down to their net realizable value. As a result of the changes in strategic direction of the group and the evolution of the trading strategy set out in Note 1, from 1 January, certain inventory, totalling $10.2 billion as at 31 March 2021, is now treated as trading inventory and is valued at fair value whereas the equivalent inventory was previously valued at the lower of cost or net realisable value in prior periods.

Note 10. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 26 April 2021, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2021.

Additional information
Capital expenditure*(a)

	First	First
	quarter	quarter
$ million	2021	2020
Capital expenditure
Organic capital expenditure*	2,906	3,539
Inorganic capital expenditure*(b)	892	322
	3,798	3,861

	First	First
	quarter	quarter
$ million	2021	2020
Total capital expenditure by segment
gas & low carbon energy(b)	1,885	1,184
oil production & operations	1,319	1,960
customers & products	532	657
other businesses & corporate	62	60
	3,798	3,861
Total capital expenditure by geographical area
US	1,487	1,323
Non-US	2,311	2,538
	3,798	3,861
(a)Comparative information for 2020 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Change in segmentation.
(b)First quarter 2021 includes the final payment of $712 million in respect of the strategic partnership with Equinor.

Adjusting items*(a)

	First	First
	quarter	quarter
$ million	2021	2020
gas & low carbon energy
Gains on sale of businesses and fixed assets(b)	1,034	—
Impairment and losses on sale of businesses and fixed assets	(123)	(3)
Environmental and other provisions	—	—
Restructuring, integration and rationalization costs(c)	(8)	2
Fair value accounting effects(d)	247	223
Other	10	1
	1,160	223
oil production & operations
Gains on sale of businesses and fixed assets	168	7
Impairment and losses on sale of businesses and fixed assets	(209)	(1,130)
Environmental and other provisions	(65)	(13)
Restructuring, integration and rationalization costs(c)	(4)	(6)
Fair value accounting effects	—	—
Other	24	68
	(86)	(1,074)
customers & products
Gains on sale of businesses and fixed assets	(97)	7
Impairment and losses on sale of businesses and fixed assets	(43)	(5)
Environmental and other provisions	—	—
Restructuring, integration and rationalization costs(c)	(41)	—
Fair value accounting effects(d)	459	(259)
Other	—	—
	278	(257)
Rosneft
Other	—	—
	—	—
other businesses & corporate
Gains on sale of businesses and fixed assets	—	2
Impairment and losses on sale of businesses and fixed assets	(1)	—
Environmental and other provisions	—	(23)
Restructuring, integration and rationalization costs(c)	(25)	(13)
Gulf of Mexico oil spill	(11)	(21)
Fair value accounting effects(d)	(447)	—
Other	(24)	(79)
	(508)	(134)
Total before interest and taxation	844	(1,242)
Finance costs(e)(f)	(148)	(122)
Total before taxation	696	(1,364)
Taxation credit (charge) on adjusting items	12	310
Taxation – impact of foreign exchange(g)	(13)	(365)
Total taxation on adjusting items	(1)	(55)
Total after taxation for period	695	(1,419)

(a)Prior to 2021 adjusting items were reported under two different headings – non-operating items and fair value accounting effects. Comparative information for 2020 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Change in segmentation.
(b)First quarter 2021 relates to a gain from the divestment of a 20% stake in Oman Block 61.
(c)First quarter 2021 includes recognized provisions for restructuring costs associated with the reinvent programme that was formalized in 2020.
(d)For further information, including the nature of fair value accounting effects reported in each segment, see page 36.
(e)All periods presented include the unwinding of discounting effects relating to Gulf of Mexico oil spill payables. First quarter 2021 also includes the income statement impact associated with the buyback of finance debt. See Note 8 for further information.
(f)From first quarter 2021 bp is presenting temporary valuation differences associated with the group’s interest rate and foreign currency exchange risk management of finance debt as an adjusting item within finance costs. In 2020 these amounts were presented within production and manufacturing expenses and as an 'other' adjusting item in the other business & corporate segment. Relevant amounts in the comparative periods presented were not material.
(g)bp is presenting certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.

Net debt including leases

Net debt including leases*	First	Fourth	First
	quarter	quarter	quarter
$ million	2021	2020	2020
Net debt	33,313	38,941	51,404
Lease liabilities	9,030	9,262	9,373
Net partner (receivable) payable for leases entered into on behalf of joint operations	37	(7)	(159)
Net debt including leases	42,380	48,196	60,618
Total equity	90,586	85,568	90,480
Gearing including leases*	31.9%	36.0%	40.1%

Readily marketable inventory* (RMI)

	31 March	31 December
$ million	2021	2020
RMI at fair value*	7,341	6,528
Paid-up RMI*	3,410	3,365

Readily marketable inventory (RMI) is oil and oil products inventory held and price risk-managed by bp’s trading & supply enabler (T&S) which could be sold to generate funds if required. Paid-up RMI is RMI that BP has paid for.
We believe that disclosing the amounts of RMI and paid-up RMI is useful to investors as it enables them to better understand and evaluate the group’s inventories and liquidity position by enabling them to see the level of discretionary inventory held by T&S and to see builds or releases of liquid trading inventory.
See the Glossary on page 35 for a more detailed definition of RMI. RMI at fair value, paid-up RMI and unpaid RMI are non-GAAP measures. A reconciliation of total inventory as reported on the group balance sheet to paid-up RMI is provided below.

	31 March	31 December
$ million	2021	2020
Reconciliation of total inventory to paid-up RMI
Inventories as reported on the group balance sheet under IFRS	20,873	16,873
Less: (a) inventories that are not oil and oil products and (b) oil and oil product inventories that are not risk-managed by T&S	(13,558)	(10,810)
	7,315	6,063
Plus: difference between RMI at fair value and RMI on an IFRS basis	26	465
RMI at fair value	7,341	6,528
Less: unpaid RMI* at fair value	(3,931)	(3,163)
Paid-up RMI	3,410	3,365

Gulf of Mexico oil spill

	31 March	31 December
$ million	2021	2020
Gulf of Mexico oil spill payables and provisions	(11,354)	(11,436)
Of which - current	(1,296)	(1,444)

Deferred tax asset	4,684	5,471
Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in BP Annual Report and Form 20-F 2020 - Financial statements - Notes 7, 9, 20, 22, 23, 29, and 33.

Surplus cash flow components for first quarter 2021

First
quarter
$ million	2021
Sources:
Net cash provided by operating activities	6,109
Cash provided from investing activities	4,225
Receipts relating to transactions involving non-controlling interests (other)	668
11,002

Uses:
Lease liability payments	(560)
Payments on perpetual hybrid bonds	(55)
Dividends paid – BP shareholders	(1,064)
– non-controlling interests	(51)
Total capital expenditure	(3,798)
Currency translation differences relating to cash and cash equivalents	(58)
(5,586)

Net debt
Opening balance at 1 January 2021	38,941
Fair value and other movements on debt	(212)
Net debt target	35,000
Cash used to meet net debt target	3,729

Reconciliation of customers & products RC profit by business before interest and tax* to underlying RC profit before interest and tax to adjusted EBITDA*

	First	First
	quarter	quarter
$ million	2021	2020
RC profit before interest and tax – by business
customers – convenience & mobility	586	684
Castrol – included in customers	340	167
products – refining & trading	447	(85)
petrochemicals	(99)	65
	934	664
Less: Adjusting items
customers – convenience & mobility	(72)	(4)
Castrol – included in customers	6	—
products – refining & trading	449	(253)
petrochemicals	(99)	—
	278	(257)
Underlying RC profit before interest and tax – by business
customers – convenience & mobility	658	688
Castrol – included in customers	334	167
products – refining & trading	(2)	168
petrochemicals	—	65
	656	921
Add back: Depreciation, depletion and amortization
customers – convenience & mobility	324	287
Castrol – included in customers	39	38
products – refining & trading	421	410
petrochemicals	—	50
	745	747
Adjusted EBITDA – by business
customers – convenience & mobility	982	975
Castrol – included in customers	373	205
products – refining & trading	419	578
petrochemicals	—	115
	1,401	1,668

Reconciliation of customers & products RC profit before interest and tax* to convenience gross margin at constant foreign exchange

	First	First
	quarter	quarter
$ million	2021	2020
RC profit before interest and tax for customers & products	934	664
Less RC profit before interest and tax for refining & trading and petrochemicals	348	(20)
RC profit before interest and tax for customers - convenience & mobility	586	684
Net (favourable) adverse impact of adjusting items	72	4
Underlying RC profit before interest and tax for customers - convenience & mobility	658	688
Less underlying RC profit (loss) for Castrol	334	167
Add back:
customers – convenience & mobility (excluding Castrol) depreciation, depletion and amortization	285	249
customers – convenience & mobility (excluding Castrol) production and manufacturing, distribution and administration expenses and adjusted for aviation, B2B, midstream, retail fuels and next-gen gross margin	(194)	(445)
Adjusted for earnings from equity-accounted entities in customers – convenience & mobility (excluding Castrol)	(69)	(40)
Convenience gross margin	346	284
Foreign exchange effects	—	24
Convenience gross margin at constant foreign exchange	346	308

Reconciliation of RC profit before interest and tax* to adjusted EBITDA*

	First	First
	quarter	quarter
$ million	2021	2020
gas & low carbon energy
RC profit before interest and tax	3,430	1,070
Less: Adjusting items	1,160	223
Underlying RC profit before interest and tax	2,270	847
Add back: Depreciation, depletion and amortization	854	1,038
Exploration write-offs, net of adjusting items	6	3
Adjusted EBITDA	3,130	1,888

oil production & operations
RC profit (loss) before interest and tax	1,479	(179)
Less: Adjusting items	(86)	(1,074)
Underlying RC profit before interest and tax	1,565	895
Add back: Depreciation, depletion and amortization	1,574	2,117
Exploration write-offs, net of adjusting items	56	95
Adjusted EBITDA	3,195	3,107

Reconciliation of basic earnings per ordinary share to replacement cost (RC) profit (loss) per share and to underlying replacement cost profit (loss) per share

	First	First
	quarter	quarter
Per ordinary share (cents)	2021	2020
Profit (loss) for the period attributable to bp shareholders	22.99	(21.63)
Inventory holding (gains) losses*, before tax	(8.52)	24.20
Taxation charge (credit) on inventory holding gains and losses	1.91	(5.68)
Replacement cost (RC) profit (loss)*	16.38	(3.11)
Net (favourable) adverse impact of non-operating items* and fair value accounting effects*, before tax	(3.43)	6.76
Taxation charge (credit) on non-operating items and fair value accounting effects	—	0.27
Underlying RC profit (loss)*	12.95	3.92

Reconciliation of effective tax rate (ETR) to ETR on RC profit or loss and underlying ETR

Taxation (charge) credit
	First	First
	quarter	quarter
$ million	2021	2020
Taxation on profit or loss	(1,642)	139
Taxation on inventory holding gains and losses	(388)	1,147
Taxation on a replacement cost (RC) profit or loss basis	(1,254)	(1,008)
Total taxation on adjusting items	(1)	(55)
Taxation on underlying replacement cost profit or loss	(1,253)	(953)

Effective tax rate
	First	First
	quarter	quarter
%	2021	2020
ETR on profit or loss	25	3
Adjusted for inventory holding gains or losses	1	277
ETR on RC profit or loss*	26	280
Excluding adjusting items	4	(225)
Underlying ETR*	30	55

Realizations* and marker prices

	First	First
	quarter	quarter
	2021	2020
Average realizations(a)
Liquids* ($/bbl)
US	45.21	45.96
Europe	61.72	50.71
Rest of World	57.48	48.13
BP Average	53.20	47.47
Natural gas ($/mcf)
US	3.45	1.28
Europe	6.89	3.23
Rest of World	3.94	3.51
BP Average	3.98	2.83
Total hydrocarbons* ($/boe)
US	36.91	29.94
Europe	55.34	43.97
Rest of World	36.06	31.61
BP Average	37.75	31.80
Average oil marker prices ($/bbl)
Brent	61.12	50.10
West Texas Intermediate	58.13	45.56
Western Canadian Select	46.12	28.71
Alaska North Slope	61.07	51.07
Mars	58.65	45.57
Urals (NWE – cif)	59.36	47.84
Average natural gas marker prices
Henry Hub gas price(b) ($/mmBtu)	2.71	1.95
UK Gas – National Balancing Point (p/therm)	49.82	24.81

(a)Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)Henry Hub First of Month Index.

Exchange rates

	First	First
	quarter	quarter
	2021	2020
$/£ average rate for the period	1.38	1.28
$/£ period-end rate	1.37	1.24

$/€ average rate for the period	1.21	1.10
$/€ period-end rate	1.17	1.10

$/AUD average rate for the period	0.77	0.66
$/AUD period-end rate	0.76	0.62

Rouble/$ average rate for the period	74.41	66.75
Rouble/$ period-end rate	76.09	78.14

Legal proceedings
For a full discussion of the group’s material legal proceedings, see pages 226-227 of bp Annual Report and Form 20-F 2020.
Glossary
Non-GAAP measures are provided for investors because they are closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions. Non-GAAP measures are sometimes referred to as alternative performance measures.
New metrics have been introduced in 2021 to provide transparency against key strategic value drivers.
Adjusted EBITDA is a non-GAAP measure and is defined as underlying replacement cost (RC) profit* before interest and tax, add back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). bp believes it is helpful to disclose adjusted EBITDA because it reflects how the segment measures underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax. RC profit or loss before interest and tax is the measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to GAAP information is provided on pages 32 and 33.
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items include fair value accounting effects. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. An analysis of adjusting items by segment and type is shown on page 29. Prior to 2021 adjusting items were reported under two different headings – non-operating items and fair value accounting effects.
Bioenergy production is average thousands of barrels of biofuel production per day during the period covered, net to bp. This includes equivalent ethanol production, bp Bunge biopower for grid export, biogas and refining co-processing and standalone hydrogenated vegetable oil (HVO).
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement.
Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.
Convenience gross margin is a non-GAAP measure. Convenience gross margin is RC profit before interest and tax for convenience & mobility, excluding adjusting items to derive underlying RC profit before interest and tax. convenience & mobility underlying RC profit before interest and tax is further adjusted by subtracting underlying RC profit before interest and tax for Castrol; adding-back depreciation, depletion and amortization, production and manufacturing, distribution and administration expenses for convenience and mobility (excluding Castrol); subtracting earnings from equity-accounted entities in convenience and mobility (excluding Castrol) and gross margin for retail fuels, next-gen, aviation, B2B and midstream.
Convenience gross margin growth – the year-on-year change in convenience gross margin at constant foreign exchange. This metric requires a calculation based on convenience gross margin ($ million) at constant foreign exchange. The foreign exchange calculation compares the current period value over the restated comparative period value which results in the growth % at constant foreign exchange rates. bp believes it is helpful to disclose the convenience gross margin because this measure may help investors to understand and evaluate, in the same way as management, our progress against our strategic objectives of redefining convenience. The nearest GAAP measure is RC profit before interest and tax. A reconciliation to GAAP information is provided on page 32.
Developed renewables to final investment decision (FID) – Total generating capacity for assets developed to FID by all entities where bp has an equity share (proportionate to equity share). If asset is subsequently sold bp will continue to record capacity as developed to FID. If bp equity share increases developed capacity to FID will increase proportionately to share increase for any assets where bp held equity at the point of FID.
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-GAAP measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period. A reconciliation to GAAP information is provided on page 33.
Electric vehicle charge points are defined as charge points operated by either bp or a bp joint venture.

Glossary (continued)
Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.
bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.
bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.
IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.
bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. The fair values of derivative instruments used to risk manage certain oil, gas, power and other contracts, are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.
Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments (used to risk manage the near-term portions of the LNG contracts) are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, reduces the measurement differences between that of the derivative financial instruments used to risk manage the LNG contracts and the measurement of the LNG contracts themselves, which therefore gives a better representation of performance in each period.
In addition, from the second quarter 2020 fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which were issued on 17 June 2020 are classified as equity instruments and were recorded in the balance sheet at that date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

Glossary (continued)
Gearing and net debt are non-GAAP measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 27.
We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in a GAAP estimate.
Gearing including leases and net debt including leases are non-GAAP measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 30.
Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
Inorganic capital expenditure is a non-GAAP measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to GAAP information is provided on page 28.
Installed renewables capacity is bp's share of capacity for operating assets owned by entities where bp has an equity share.
Inventory holding gains and losses are non-GAAP adjustments to our IFRS profit (loss) and represent:
a.the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and
b.an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation’s inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.
The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.
Liquids – Liquids for oil production & operations, gas & low carbon energy and Rosneft comprises crude oil, condensate and natural gas liquids. For oil production & operations and gas & low carbon energy, liquids also includes bitumen.
Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.
Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.

Glossary (continued)
Organic capital expenditure is a non-GAAP measure. Organic capital expenditure comprises capital expenditure less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to GAAP information is provided on page 28.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest GAAP estimate.
Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Readily marketable inventory (RMI) is inventory held and price risk-managed by our trading & supply enabler (T&S) which could be sold to generate funds if required. It comprises oil and oil products for which liquid markets are available and excludes inventory which is required to meet operational requirements and other inventory which is not price risk-managed. RMI is reported at fair value. Inventory held by the Downstream fuels business for the purpose of sales and marketing, and all inventories relating to the lubricants and petrochemicals businesses, are not included in RMI.
Paid-up RMI excludes RMI which has not yet been paid for. For inventory that is held in storage, a first-in first-out (FIFO) approach is used to determine whether inventory has been paid for or not. Unpaid RMI is RMI which has not yet been paid for by bp. RMI at fair value, Paid-up RMI and Unpaid RMI are non-GAAP measures. Further information is provided on page 30.
Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties.
Refining availability represents Solomon Associates’ operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.
The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp’s particular refinery configurations and crude and product slate.
Renewables pipeline – Renewable projects satisfying criteria to the point they can be considered developed to final investment decision (FID): Site based projects have obtained land exclusivity rights, or for PPA based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria has been met, or for acquisition projects post a binding offer being accepted.
Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss for the group is not a recognized GAAP measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to GAAP information is provided on page 3. RC profit or loss before interest and tax is the measure of profit or loss that is required to be disclosed for each operating segment under IFRS.
RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 6. RC profit or loss per share is calculated using the same denominator. The numerator used is RC profit or loss attributable to bp shareholders rather than profit or loss attributable to bp shareholders. bp believes it is helpful to disclose the RC profit or loss per share because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp shareholders. A reconciliation to GAAP information is provided on page 33.
Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported incidents are investigated throughout the year and as a result there may be changes in previously reported incidents. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.
Retail sites include sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and are renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral and Thorntons, and also includes sites in India through our Jio-bp JV.
Retail sites in growth markets are retail sites that are either bp branded or co-branded with our partners in China, Mexico and Indonesia and also include sites in India through our Jio-bp JV.

Glossary (continued)
Solomon availability – See Refining availability definition.
Strategic convenience sites are retail sites, within the bp portfolio, which both sell bp branded fuel and carry one of the strategic convenience brands (e.g. M&S, Rewe to Go). To be considered a strategic convenience brand the convenience offer should be a strategic differentiator in the market in which it operates. Strategic convenience site count includes sites under a pilot phase.
Surplus cash flow is a non-GAAP measure and refers to surplus of sources of cash, after reaching the $35 billion net debt target, including operating cash flow and divestment and other proceeds, over uses, including leases, hybrid servicing costs, dividend payments, cash capital expenditure and the cost of share buybacks to offset the dilution from vesting of awards under employee share schemes. See page 31 for the components of our sources of cash and uses of cash in the first quarter of 2021.
Technical service contract (TSC) – Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.
Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.
Underlying effective tax rate (ETR) is a non-GAAP measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis is taxation on a RC basis for the period adjusted for taxation on adjusting items. Information on underlying RC profit or loss is provided below. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.
We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in a GAAP estimate. A reconciliation to GAAP information is provided on page 33.
Underlying production – 2021 underlying production, when compared with 2020, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract.
Underlying RC profit or loss is RC profit or loss after adjusting for adjusting items. Underlying RC profit or loss and adjustments for fair value accounting effects are not recognized GAAP measures. See page 29 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact. bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments is RC profit or loss before interest and taxation. A reconciliation to GAAP information is provided on page 3.
Underlying RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 6. Underlying RC profit or loss per share is calculated using the same denominator. The numerator used is underlying RC profit or loss attributable to bp shareholders rather than profit or loss attributable to bp shareholders. bp believes it is helpful to disclose the underlying RC profit or loss per share because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp shareholders. A reconciliation to GAAP information is provided on page 33.
upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments. References to upstream exclude Rosneft.
upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.
upstream unit production cost is calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp’s share of equity-accounted entities.
Trade marks
Trade marks of the bp group appear throughout this announcement. They include:
bp, Amoco, Aral, Castrol ON and Thorntons

Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, the following, among other statements, are all forward looking in nature: expectations regarding the COVID-19 pandemic, including its risks, impacts, consequences and challenges and bp’s response, the impact on bp’s financial performance (including cash flows and net debt), operations and credit losses, and the impact on the trading environment, oil and gas prices, and global GDP; expectations regarding the shape of the COVID-19 recovery and the pace of transition to a lower-carbon economy and energy system; plans, expectations and assumptions regarding oil and gas demand, supply or prices, the timing of production of reserves; plans and expectations regarding the divestment programme, including the amount and timing of proceeds in 2021, and plans and expectations in respect of reaching $25 billion of proceeds by 2025 and expectations that disposal proceeds in 2021 will be in the $5-6 billion range; expectations with respect to completion of transactions and the timing and amount of proceeds of agreed disposals; plans and expectations with respect to the total amount of organic capital expenditure; plans and expectations with respect to the total capital expenditure for 2021; plans and expectations regarding net debt; plans and expectations regarding new joint ventures and other agreements, including partnerships with Equinor, EnBW, Amazon, RIC Energy, Qantas, Infosys, Australia and Azerbaijan, as well as plans and expectations related to bp’s Mad Dog 2 development in the Gulf of Mexico and bp’s hydrogen production facility in Teesside (UK); plans and expectations with respect to the development of EV charging networks in the UK and Europe; expectations regarding quarterly dividends and share buybacks including plans and expectations to return at least 60% of surplus cash flow to shareholders and to offset dilution from employee share schemes going forward; expectations regarding demand for bp’s products; expectations regarding refining margins, refinery utilization rates and product demand; expectations regarding bp’s future financial performance and cash flows; expectations regarding the underlying effective tax rate for 2021; plans and expectations regarding bp’s renewable energy and alternative energy businesses; expectations regarding reported and underlying production and related major project ramp-up, capital investments, divestment and maintenance activity; expectations regarding price assumptions used in accounting estimates; expectations regarding the timing and amount of future payments relating to the Gulf of Mexico oil spill; and expectations regarding operational and financial results or acquisitions or divestments by Rosneft, and expectations with respect to Rosneft dividends. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the impact of COVID-19, overall global economic and business conditions impacting our business and demand for our products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft’s management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, as well those factors discussed under “Risk factors” in bp Annual Report and Form 20-F 2020 as filed with the US Securities and Exchange Commission.

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 March 2021 in accordance with IFRS:
Capitalization and indebtedness

31 March
$ million	2021
Share capital and reserves
Capital shares (1-2)	5,383
Paid-in surplus (3)	14,270
Merger reserve (3)	27,206
Treasury shares	(12,819)
Cash flow hedge reserve	(711)
Costs of hedging reserve	(160)
Foreign currency translation reserve	(9,327)
Profit and loss account	52,117
BP shareholders' equity	75,959
Hybrid bonds	12,145
Other interest	2,482
Equity attributable to non-controlling interests	14,627
Total equity	90,586

Finance debt and lease liabilities (4-6)
Lease liabilities due within one year	1,874
Finance debt due within one year	5,181
Lease liabilities due after more than one year	7,156
Finance debt due after more than one year	60,942
Total finance debt and lease liabilities	75,153
Total (7)(8)	165,739
1.Issued share capital as of 31 March 2021 comprised 20,347,938,910 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,098,911,827 ordinary shares which have been bought back and are held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

2.Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.

3.Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

4.Finance debt and lease liabilities recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 March 2021.

5.Finance debt and lease liabilities presented in the table above consists of borrowings and obligations under finance leases. This includes one hundred percent of lease liabilities for joint operations where BP is the only party with the legal obligation to make lease payments to the lessor. Other contractual obligations are not presented in the table above – see BP Annual Report and Form 20-F 2020 – Liquidity and capital resources for further information.

6.At 31 March 2021, the parent company, BP p.l.c. had issued guarantees totalling $61,772 million relating to group finance debt issued by subsidiaries. Thus 93% of the group’s finance debt had been guaranteed by BP p.l.c. In addition, BP p.l.c. guarantees $11.9 billion of perpetual subordinated hybrid bonds issued by a subsidiary. At 31 March 2021 $566 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.

7.At 31 March 2021 the group had issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the group balance sheet, were $1,392 million in respect of the borrowings of equity-accounted entities and $560 million in respect of the borrowings of other third parties.

8.Total capitalisation and indebtedness includes non-controlling interests of $14,627 million at 31 March 2021 which includes $12,145 million related to perpetual hybrid bonds issued on 17 June 2020. See Note 1 to the consolidated financial statements for further information.

9.There has been no material change since 31 March 2021 in the consolidated capitalization and indebtedness of BP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	27 April 2021	/s/ BEN MATHEWS
Ben J. S. Mathews
Company Secretary